CONVERSIONPOINT HOLDINGS, INC.

840 Newport Center Drive, Suite 450

Newport Beach, CA 926608

June 21, 2019

VIA EDGAR

Jan Woo, Esq.
Legal Branch Chief
Office of Information Technologies and Services

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ConversionPoint Holdings, Inc. Registration Statement on Form S-1, as amended Filed April 30, 2019 File No. 333-230862

Dear Ms. Woo:

On behalf of ConversionPoint Holdings, Inc., a Delaware corporation (the “Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-230862), as initially filed with the Securities and Exchange Commission (“Commission”) on April 15, 2019 and subsequently amended on April 30, 2019 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding this request for withdrawal, please contact Larry Cerutti of Troutman Sanders LLP by telephone at (949) 622-2710.

Very truly yours, ConversionPoint Holdings, Inc. By: /s/ Robert Tallack Robert Tallack President and Chief Executive Officer